SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                            FORM 6-K

                 Report of Foreign Private Issuer
               Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                 For the month of July, 2005

                Commission File Number 1-10928

                 INTERTAPE POLMER GROUP INC.

110E Montee de Liesse, St. Laurent, Quebec, Canada, H4T 1N4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F                              Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

Indicate by check mark whether by furnishing the information contained in this
 Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes                                       No           X

If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                INTERTAPE POLYMER GROUP INC.



Date:  July 28, 2005             By:  /s/Andrew M. Archibald
                                     Andrew M. Archibald, C.A.,
                                     CFO and Secretary

                                                         NYSE SYMBOL: ITP
                                                          TSX SYMBOL: ITP


       Intertape Polymer Group Inc. Announces Second Quarter Results
            -     Sales up 10.7% compared to last year
            -     Adjusted net earnings up 7.0% compared to last year
            -     Free cash flow of $7.6 million

Montreal, Quebec and Bradenton, Florida - July 28, 2005 - Intertape Polymer Group Inc. (NYSE, TSX: ITP) today released results for its second quarter ended June 30, 2005.

Sales for the second quarter were $190.3 million, up 10.7% from $171.9 million for the same quarter of 2004, while the Company reported net earnings of $5.4 million or $0.13 per share (basic and diluted) compared to $5.7 million or $0.14 per share (basic and diluted) for the same period last year. The quarter's results included total charges of $1.1 million for costs associated with manufacturing facility closures and an industrial accident. Excluding the manufacturing facility closure and industrial accident costs and related tax benefits, adjusted net earnings for the second quarter of 2005 were $6.1 million or $0.15 per share (basic and diluted) compared to $5.7 million or $0.14 per share (basic and diluted) for the same quarter last year. The Company is including adjusted net earnings, a non-GAAP financial measure, because it believes the measure permits more meaningful comparisons of its core business performance between the periods presented. A reconciliation of adjusted net earnings to GAAP net earnings is set forth at the end of this press release.

"We were able to achieve double-digit sales growth again this quarter, despite a softening of the market for film products and an industry-wide shortage of synthetic rubber, a key raw material for certain of our tape adhesives," said Intertape Polymer Group Inc. ("IPG) Chairman and Chief Executive Officer, Melbourne F. Yull. "While we were able to satisfy some of our customers' demand with alternative products, we were not able to meet all of their demands, which resulted in lower sales volumes compared to last year. This shortage in synthetic rubber is expected to be rectified by the end of 2005, but it could take longer. Higher sales were the result of price increases implemented over the past few quarters to recover increased raw material costs."

"Our net earnings, however, did not grow proportionately as they were impacted negatively by higher raw material costs, including that of synthetic rubber, costs related to an industrial accident and increased staffing as a result of the organizational realignment that we began at the end of 2004," said Mr. Yull. "The sales price increases that have been implemented over the past while have allowed us to recover raw material cost increases, as well as some gross margin, but we have not yet been able to get back to historical gross margin levels. The additional staffing costs this quarter are an investment in our new organizational structure which we believe will begin to reap benefits in the second half of this year."

With completion of the preliminary investigation of the accident at its Columbia, South Carolina facility, the Company has established a loss provision totaling approximately $1.1 million, almost all of which was recorded in the second quarter. Most of the loss provision relates to applicable insurance policy deductibles.

"Decreased financial expenses continue to have a positive impact on our net earnings as they were down 18.2% in the second quarter of 2005 compared to the second quarter last year, reflecting the benefits of the refinancing undertaken in the third quarter of last year," said IPG's Chief Financial Officer, Andrew M. Archibald, C.A. "From a cash perspective, we were able to generate $7.6 million of free cash flow in the quarter. This was in part due to improved collection of trade receivables and the receipt of a tax refund during the quarter. The Company's target for free cash flow in 2005 remains $25.0 million to $30.0 million." Free cash flow is defined as cash flows from operating activities less expenditures for plant, property and equipment (capital expenditures). The Company is including free cash flow, a non-GAAP financial measure, because it is used by management and the Company's investors in evaluating the Company's performance. A reconciliation of free cash flow to cash flows from operating activities, the most directly comparable GAAP measure, is set forth at the end of this press release.

The Company is also including earnings before interest, taxes, depreciation and amortization ("EBITDA") and Adjusted EBITDA, both non-GAAP financial measures, because these measures are used by management and the Company's lenders in evaluating the Company's performance. A reconciliation of the Company's EBITDA and Adjusted EBITDA, both non-GAAP financial measures, to GAAP net earnings is set forth in the EBITDA reconciliation table at the end of this press release. The Company's EBITDA for the second quarter of 2005 was $19.6 million compared to $20.9 million for the second quarter of 2004. The adjusted EBITDA was $20.7 million in the second quarter of 2005 as compared to $20.9 million in the second quarter of 2004.

Sales for the first six months of 2005 were $378.0 million, up 13.2% from $334.0 million for the same period in 2004. Net earnings for the first six months of 2005 were $11.5 million or $0.28 per share (basic and diluted) compared to $7.9 million or $0.19 per share (basic and diluted) for the same period of the preceding year. Adjusted net earnings for the first six months of 2005 were $12.6 million or $0.31 per share (basic) and $0.30 per share (diluted) compared to $7.9 million or $0.19 per share (basic and diluted) for the same period of the preceding year.

"While sales growth for the first half of the year has been good, our outlook for full year 2005 sales has been adjusted downwards from the range of $775 million to $790 million to a range of $755 million to $775 million, which would represent annual sales growth in the range of 9% to 12%," said Mr. Yull. "The impact of the synthetic rubber shortage, which had an impact on both sales and gross margins this past quarter, is expected to continue through the summer and possibly into next year."


Reconciliation of Net Earnings to Adjusted Net Earnings
_______________________________________________________
(in millions of US dollars)

                                     For the three       For the six
                                      months ended       months ended
                                        June 30            June 30
                                     ______________      _____________
                                     2005      2004      2005     2004
                                     ____      ____      ____     ____
                                        $         $         $        $
Net earnings  - as reported           5.4       5.7      11.5      7.9
Add back:
  Manufacturing facility closure
  and industrial accident costs
  (after-tax)                         0.7                 1.1
                                     ____      ____      ____     ____
Adjusted net earnings                 6.1       5.7      12.6      7.9
                                     ____      ____      ____     ____
                                     ____      ____      ____     ____


Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA
____________________________________________________________
(in millions of US dollars)

                                     For the three       For the six
                                      months ended       months ended
                                        June 30            June 30
                                     ______________      _____________
                                     2005      2004      2005     2004
                                     ____      ____      ____     ____
                                        $         $         $        $

Net earnings - as reported            5.4       5.7      11.5      7.9
Add back:
  Financial expenses, net of
    amortization                      5.6       7.0      10.9     13.3
  Income taxes                        0.4       0.7       1.7      0.4
  Depreciation and amortization       8.2       7.5      16.1     14.6
                                     ____      ____      ____     ____
EBITDA                               19.6      20.9      40.2     36.2
Add back:
  Manufacturing facility closure
   and industrial accident costs
   (after-tax)                        1.1                 1.8
                                     ____      ____      ____     ____
Adjusted EBITDA                      20.7      20.9      42.0     36.2
                                     ____      ____      ____     ____
                                     ____      ____      ____     ____


Reconciliation of Cash Flows from Operating Activities to Free Cash Flow
________________________________________________________________________
(in millions of US dollars)

                                     For the three       For the six
                                      months ended       months ended
                                        June 30            June 30
                                     ______________      _____________
                                     2005      2004      2005     2004
                                     ____      ____      ____     ____
                                        $         $         $        $

Cash flows from (used in)
  operating activities - as reported 11.7      (0.6)      9.9      5.8
Subtract:
  Property, plant and equipment
   expenditures                       4.1       4.1       9.1      9.9
                                     ____      ____      ____     ____
Free cash flow                        7.6      (4.7)      0.8     (4.1)
                                     ____      ____      ____     ____
                                     ____      ____      ____     ____


(All figures in U.S. dollars, unless otherwise stated; June 30, 2005, exchange rate: Cdn $1.2263 = U.S.$1.00)

Conference Call

A conference call to discuss IPG's 2005 second quarter results will be held Friday, July 29, 2005 at 10:00 A.M. Eastern Standard Time. Participants may dial 1-800-553-0358 (U.S. and Canada) and 1-612-332-0636 (International).
The conference call will also be simultaneously webcast on the Company's website at http://www.intertapepolymer.com.

You may access a replay of the call by dialing 1-800-475-6701 (U.S. and Canada), or 1-320-365-3844 (International), and entering the passcode 788816. The recording will be available from Friday, July 29, 2005 at 3:15 P.M.
until Friday, August 5, 2005 at 11:59 P.M., Eastern Standard Time.

About Intertape Polymer Group

Intertape Polymer Group is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately 2,600 employees with operations in 15 locations, including 10 manufacturing facilities in North America and one in Europe.

Safe Harbor Statement

Certain statements and information included in this release constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. Additional discussion of factors that could cause actual results to differ materially from management's projections, estimates and expectations is contained in the Company's SEC filings. The Company undertakes no duty to update its forward-looking statements, including its earnings outlook. This release contains certain non-GAAP financial measures as defined under SEC rules, including adjusted net earnings, EBITDA and adjusted EBITDA. The Company believes such non-GAAP financial measures improve the transparency of the Company's disclosure, provide a meaningful presentation of the Company's results from its core business operations, excluding the impact of items not related to the Company's ongoing core business operations, and improve the period-to-period comparability of the Company's results from its core business operations. As required by SEC rules, the Company has provided reconciliations of non-GAAP measures to the most directly comparable GAAP measures.




FOR INFORMATION CONTACT:          Melbourne F. Yull
                                  Chairman and Chief Executive Officer
                                  Intertape Polymer Group Inc.
                                  Tel.: 866-202-4713
                                  E-mail:itp$info@itape.com
                                  Web: www.intertapepolymer.com

Selected Financial Information

Intertape Polymer Group Inc.
Consolidated Earnings
Periods ended June 30,
(In thousands of US dollars, except per share amounts)


                              -------------------------------------------------------
                                     Three months                    Six months
                              ------------  -----------    -------------  -----------
                                      2005         2004             2005         2004
                              ------------  -----------    -------------  -----------
                                         $            $                $            $
Sales                              190,282      171,934          377,979      334,034
Cost of sales                      150,895      134,097          299,469      264,083
                              ------------  -----------    -------------  -----------
Gross profit                        39,387       37,837           78,510       69,951
                              ------------  -----------    -------------  -----------
Selling, general and
  administrative expenses           24,844       22,793           48,761       45,100
Stock-based compensation               483          351              938          421
Research and development             1,224        1,153            2,235        2,115
Financial expenses                   5,918        7,235           11,567       14,003
Manufacturing facility closure
  and industrial accident costs      1,087                         1,806
                              ------------  -----------    -------------  -----------
                                    33,556       31,532           65,307       61,639
                              ------------  -----------    -------------  -----------
Earnings before
  income taxes                       5,831        6,305           13,203        8,312
Income taxes                           399          654            1,738          370
                              ------------  -----------    -------------  -----------
Net earnings                         5,432        5,651           11,465        7,942
                              ------------  -----------    -------------  -----------
                              ------------  -----------    -------------  -----------

Earnings per share
  Basic                               0.13         0.14             0.28         0.19
                              ------------  -----------    -------------  -----------
                              ------------  -----------    -------------  -----------
  Diluted                             0.13         0.14             0.28         0.19
                              ------------  -----------    -------------  -----------
                              ------------  -----------    -------------  -----------


Consolidated Retained Earnings
Periods ended June 30,
(In thousands of US dollars)

                              -------------------------------------------------------
                                    Three months                     Six months
                              -------------------------    -------------  -----------
                                      2005         2004             2005         2004
                              ------------  -----------    -------------  -----------
                                         $            $                $            $

Balance, beginning of period        85,642       70,582           79,609       68,291
Net earnings                         5,432        5,651           11,465        7,942
                              ------------  -----------    -------------  -----------
                                    91,074       76,233           91,074       76,233

Premium on purchase for
  cancellation of common shares         11                            11
                              ------------  -----------    -------------  -----------
Balance, end of period              91,063       76,233           91,063       76,233
                              ------------  -----------    -------------  -----------
                              ------------  -----------    -------------  -----------

_____________________________________________________________________________________
_____________________________________________________________________________________


Common shares
Average number of shares outstanding


CDN GAAP - Basic                41,214,969   41,215,111       41,226,215   41,092,785
CDN GAAP - Diluted              41,550,160   41,396,403       41,493,093   41,429,232
U.S. GAAP - Basic               41,214,969   41,215,111       41,226,215   41,092,785
U.S. GAAP - Diluted             41,550,160   41,396,403       41,493,093   41,429,232


Intertape Polymer Group Inc.
Consolidated Balance Sheets
As at
(In thousands of US dollars)


                                  June 30,     June 30,  December 31,
                                     2005         2004          2004
                                 ________    _________   ___________
                                        $            $             $
ASSETS
Current assets
  Cash and cash equivalents        23,247        9,488        21,882
  Temporary investment                489                        497
  Trade receivables,
   net of allowance for
   doubtful accounts of $4,463
   ($4,037 in June 2004,
   $4,065 in December 2004)       110,167      101,201       101,628
  Other receivables                11,283       11,353        13,381
  Inventories                      99,632       73,213        90,677
  Parts and supplies               13,979       13,301        13,618
  Prepaid expenses                  7,642        5,761         7,788
  Future income tax                 1,509        2,682         1,509
                                 ________    _________      ________
                                  267,948      216,999       250,980
Property, plant and equipment     343,839      357,227       352,610
Other assets                       17,397       13,181        16,474
Future income taxes                34,731        4,457        36,689
Goodwill                          179,767      176,231       179,958
                                 ________    _________      ________
                                  843,682      768,095       836,711
                                 ________    _________      ________
                                 ________    _________      ________
LIABILITIES
Current liabilities
  Bank indebtedness                 5,000
  Accounts payable and
   accrued liabilities             94,059       91,834        97,849
  Installments on long-term debt    2,802        1,958         3,032
                                 ________    _________      ________
                                  101,861       93,792       100,881
Long-term debt                    329,539      290,240       331,095
Other liabilities                     435          530           435
                                 ________    _________      ________
                                  431,835      384,562       432,411
                                _________     ________       _______
SHAREHOLDERS' EQUITY
Capital stock                     288,911      289,219       289,180
Contributed surplus                 5,264        3,701         4,326
Retained earnings                  91,063       76,233        79,609
Accumulated currency
 translation adjustments           26,609       14,380        31,185
                                 ________    _________      ________
                                  411,847      383,533       404,300
                                 ________    _________      ________
                                  843,682      768,095       836,711
                                 ________    _________      ________
                                 ________    _________      ________

Intertape Polymer Group Inc.
Consolidated Cash Flows
Periods ended June 30,
(In thousands of US dollars)


                              -------------------------------------------------------
                                    Three months                     Six months
                              -------------------------    -------------  -----------
                                      2005         2004             2005         2004
                              ------------  -----------    -------------  -----------
                                         $            $                $            $


OPERATING ACTIVITIES
Net earnings                         5,432        5,651           11,465        7,942
Non-cash items
  Depreciation and amortization      8,234        7,514           16,142       14,637
  Other non-cash charges in
    connection with facility
    closures                            81                           127
  Future income taxes                  203          310            1,372         (586)
  Stock-based compensation expense     483          351              938          421
                              ------------  -----------    -------------  -----------
Cash flow from operations
 before changes in non-cash
 working capital items              14,433       13,826           30,044       22,414
                              ------------  -----------    -------------  -----------
Changes in non-cash working
capital items
  Trade receivables                  2,801       (2,163)          (9,100)     (12,248)
  Other receivables                  2,082                         2,017          487
  Inventories                       (6,338)      (3,366)          (9,535)      (3,878)
  Parts and supplies                   (96)          43             (409)        (148)
  Prepaid expenses                     449        1,039              132        2,140
  Accounts payable and accrued
   liabilities                      (1,616)      (9,935)          (3,285)      (2,997)
                              ------------  -----------    -------------  -----------
                                    (2,718)     (14,382)         (20,180)     (16,644)
                              ------------  -----------    -------------  -----------
Cash flows from operating
  activities                        11,715         (556)           9,864        5,770
                              ------------  -----------    -------------  -----------
INVESTING ACTIVITIES
Property, plant and equipment       (4,069)      (4,055)          (9,058)      (9,875)
Business acquisition                                                           (5,500)
Other assets                          (800)        (501)          (1,721)      (1,064)
Goodwill                                            (58)            (300)         (58)
                              ------------  -----------    -------------  -----------
Cash flows from investing
 activities                         (4,869)      (4,614)         (11,079)     (16,497)
                              ------------  -----------    -------------  -----------
FINANCING ACTIVITIES
Net change in bank indebtedness                  15,907            5,000       20,840
Issue of long-term debt                                                           787
Repayment of long-term debt         (1,164)      (2,477)          (1,703)      (2,477)
Issue of common shares                  68        1,408               71        2,378
Common shares purchased for
  cancellation                        (340)                         (340)
                              ------------  -----------    -------------  -----------
Cash flows from financing
  activities                        (1,436)      14,838            3,028       21,528
                              ------------  -----------    -------------  -----------
Net increase (decrease) in
  cash position                      5,410        9,668            1,813       10,801
Effect of currency translation
  adjustments                         (246)        (180)            (448)      (1,313)
Cash position,
  beginning of period               18,083                        21,882
                              ------------  -----------    -------------  -----------
Cash position, end of period        23,247        9,488           23,247        9,488
                              ------------  -----------    -------------  -----------
                              ------------  -----------    -------------  -----------